Form 20-F/A
period 2003-12-31
DYNAMIC OIL & GAS INC
filed 2004-05-20
CIK 847535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

Part I.

THIS ANNUAL REPORT AMENDS OUR ANNUAL REPORT ON FORM 20-F FILED ON MAY 19, 2004. THE ONLY DIFFERENCE IN THIS REPORT IS THAT IT INCLUDES MAPS OF OUR VARIOUS PROPERTIES THAT, DUE TO FILE SIZE DIFFICULTIES, WERE NOT INCLUDED IN THE PREVIOUS REPORT.

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

94-B-15
94-B-16
94-B-10
94-B-9
0 2 Kms
0 1 Mile
Cypress/
Chowade
British
Columbia
MAP LEGEND
Gas Plant
Location
Service or Drain
Gas
Suspended Oil
Suspended Gas
Abandoned Service
Suspended
Oil
Dry & Abandoned
Abandoned Oil
Abandoned Gas
Injection
Dynamic Land
December 2003
Sikanni Chief
Pink Mountain
CYPRESS/
CHOWADE
ALASKA HWY
97
Fort St. John
29
Hudson's Hope
0 50 Km
Chetwynd

Cypress/Chowade
British Columbia

Duke Energy
Field Services
Pipeline
G
H
E
F
ARL (Anderson
Exploration)
Hz Helmet
D-54-F/94-P-
2AOF
@ 15mmcf/d
Kotcho
Lake
P
B
A
C
Sjerra Yoyo
Desan Road
94-P-3
94-P-2
94-I-15
94-I-14
To Fort Nelson
J
I
L
K
Duke Energy
Pipeline
0
4 Kms
0
2 Miles
Orion
British
Columbia
MAP LEGEND
Gas Plant
Location
Service or Drain
Gas
Suspended Oil
Suspended Gas
Abandoned Service
Suspended
Oil
Dry & Abandoned
Abandoned Oil
Abandoned Gas
Injection
Dynamic Land
December 2003
N.W.T.
B.C.
ALBERTA
B.C.
ORION
Fort Nelson
97
0
50 Km

Orion
British Columbia

PERMIT 802
Sea Island
(Airport)
Dynamic's
Office
Low Mean Tide
Westham
Island
DELTA
Robert's Bank
Gravity
Anomaly
Canada
U S A
Pt. Roberts
14,600'
1963
0
5 Km
0
5 Miles

British
Columbia
Fraser
Valley

Vancouver
FRASER VALLEY
Georgia
Basin
99
7
1
99
Abbotsford
Bellingham
5
Sidney
Anacortes
Victoria
0
50 Km

Fraser Valley
British Columbia

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

Date: May 20, 2004

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

71

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

72

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